UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Left Behind Games Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52464N 10 9
(CUSIP Number)

August 9, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52464N 10 98	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Ronald V. Zaucha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	459,465,287
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER	459,465,287
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		459,465,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.48% (1)
12	TYPE OF REPORTING PERSON		IN

(1) Based upon 8,379,641,409 shares of common stock of the Issuer issued and outstanding on August  9, 2011.

CUSIP No. 52464N 10 98	Page 3 of 5

Item 1(a).	Name of Issuer:

Left Behind Games Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25060 Hancock Avenue, Suite 103 Murrieta, CA 82562.

Item 2(a).	Name of Person Filing:

Ronald V. Zaucha

Item 2(b).	Address of Principal Business Office or, if None, Residence:

32483 Temecula Parkway PMB#11 E-112 Temecula CA 92592

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

52464N 10 98

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 52464N 10 98	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

459,465,287

(b)	Percent of class:

5.48% (based on 8,379,641,409 shares of common stock of the Issuer issued and outstanding on August 9, 2011)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

459,465,287

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

459,465,287

(iv) Shared power to dispose or to direct the disposition of

0

CUSIP No. 52464N 10 98	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 25, 2011

Signature:	/s/ Ronald V. Zaucha
Name:	Ronald V. Zaucha